UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Service Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

81756X 10 3

(CUSIP number)

Middlesex Savings Bank

Attention: John Heerwagen

President and Chief Executive Officer

6 Main Street

Natick, Massachusetts 01760

(508) 315-5430

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 81756X 10 3	13D	Page 2 of 16 pages

1.	NAMES OF REPORTING PERSONS Middlesex Savings Bank
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 989,539 (See 1 below)
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,539 (See 1 below)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.7% (See 2 below)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

CUSIP No. 81756X 10 3	13D	Page 3 of 16 pages

(1) Pursuant to the Voting Agreements (as defined below) and the Merger Agreement (as defined below), Middlesex (as defined below) may be deemed to have beneficial ownership of 989,539 shares of Common Stock (as defined below). This figure includes 12,600 shares beneficially owned by the Shareholders (as defined below) subject to the Voting Agreements as unexercised options to purchase Common Stock, which options, if exercised, would also be subject to the terms and conditions of the Voting Agreements. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Middlesex that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The calculation of the foregoing percentage is based on 1,675,633 shares of Common Stock outstanding as of December 8, 2008, as represented by the Issuer (as defined below) in the Merger Agreement, and 12,600 options to acquire Common Stock that are subject to the Voting Agreements, as provided by the Shareholders.

CUSIP No. 81756X 10 3	13D	Page 4 of 16 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Service Bancorp, Inc., a corporation organized under the laws of the Commonwealth of Massachusetts (the “Issuer”). The principal executive offices of the Issuer are located at 81 Main Street, Medway, Massachusetts 02053.

Item 2.	Identity and Background.

This Statement is being filed by Middlesex Savings Bank, a Massachusetts-chartered savings bank (“Middlesex”). The principal business of Middlesex is a mutual savings bank. Middlesex’s principal executive offices are located at 6 Main Street, Natick, Massachusetts 01760. Set forth on Schedule A attached hereto is the name, principal occupation or employment, and the name and business address of any corporation or other organization in which such employment is conducted, of each of the trustees and executive officers of Middlesex as of the date hereof. Each person named on Schedule A is a citizen of the United States.

During the last five years, neither Middlesex nor, to Middlesex’s knowledge, any person named on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As described below under Item 4, the shares of Common Stock to which this Statement relates have not been purchased by Middlesex, and thus no funds were used for that purpose. As an inducement for Middlesex to enter into the Merger Agreement described in Item 4, the Issuer’s directors and executive officers listed on Schedule B (each a “Shareholder” and collectively, the “Shareholders”) entered into Voting Agreements, each dated as of December 8, 2008 (the “Voting Agreements,” and each a “Voting Agreement”) with Middlesex. In addition, Service MHC (as defined below) also agreed, pursuant to the Merger Agreement, to vote its shares of Common Stock as more fully described in Item 4 below. Middlesex did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreements or to Service MHC for its agreement to vote its shares of Common Stock as more fully described in Item 4 below. The Voting Agreements are more fully described in Item 4 below.

Item 4.	Purpose of Transaction.

The Shareholders entered into the Voting Agreements as an inducement for Middlesex to enter into the Merger Agreement. The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

CUSIP No. 81756X 10 3	13D	Page 5 of 16 pages

Merger Agreement

On December 8, 2008, Issuer, Strata Bank, a wholly-owned subsidiary of Issuer (“Strata”), Service Bancorp, M.H.C., the majority shareholder of Issuer (“Service MHC”), and Middlesex entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides, among other things, that (i) Service MHC shall merge (the “MHC Merger”) with and into Middlesex Bancorp MHC, a mutual holding company which is expected to be formed prior to the closing of the transactions contemplated by the Merger Agreement (subject to receipt of required approvals) and which, if formed, will be the owner of 100% of the issued and outstanding capital stock of Middlesex (“MB MHC”), (ii) the Issuer shall merge with and into MB MHC (the “Mid-Tier Merger” and together with the MHC Merger, the “Mergers”), and (iii) Strata Bank shall merge with and into Middlesex, which shall remain a subsidiary of MB MHC.

Pursuant to the Merger Agreement, at the effective time of the Mid-Tier Merger (the “Mid-Tier Effective Time”), each outstanding share of Common Stock (other than shares owned by Service MHC, Middlesex and MB MHC) will be converted into the right to receive $28.00 in cash (the “Per Share Merger Consideration”). Additionally, at the Mid-Tier Effective Time, each outstanding option to purchase Common Stock will be cancelled, and the holder of such option will receive a cash per share payment equal to the excess, if any, of the Per Share Merger Consideration over the per share exercise price of such option, multiplied by the number of shares of Common Stock covered by such option, subject to any required withholding of taxes.

The Merger Agreement has been approved by the Boards of Directors of the Issuer and Strata, the Service MHC Board of Trustees and the Middlesex Board of Trustees. The transactions contemplated by the Merger Agreement are subject to, among other things (i) the approval of the Merger Agreement by holders of two-thirds of the shares of Common Stock, (ii) the approval of the Merger Agreement by the corporators of Service MHC and MB MHC, and (iii) the receipt of the requisite regulatory approvals.

Pursuant to the terms of the Merger Agreement, upon consummation of the Mergers, (i) the corporators of MB MHC (the surviving entity after consummation of the Mergers, the “Surviving Entity”) will be (x) the existing corporators of MB MHC as of the date immediately prior to the consummation of the Mergers and (y) all of the members of the Board of Trustees of Service MHC as of the date immediately prior to the consummation of the Mergers, (ii) the trustees of the Surviving Entity will be (x) the existing trustees of MB MHC as of the date immediately prior to the consummation of the Mergers and (y) three of the trustees of Service MHC who are in office as of the date immediately prior to the consummation of the Mergers, and (iii) the officers of the Surviving Entity will be the officers of MB MHC as of the date immediately prior to the consummation of the Mergers.

Pursuant to the terms of the Merger Agreement, upon consummation of the Mergers, the corporate charter of the Surviving Entity will be the Articles of Organization of MB MHC as in effect immediately prior to the Mid-Tier Merger. Pursuant to the terms of the Merger Agreement, upon consummation of the Mergers, the bylaws of the Surviving Entity will be the Bylaws of MB MHC as in effect immediately prior to the Mid-Tier Merger.

CUSIP No. 81756X 10 3	13D	Page 6 of 16 pages

Middlesex expects that, upon completion of the Mid-Tier Merger, the Common Stock will cease to be registered under the Exchange Act.

Voting Agreements

In connection with the Merger Agreement, Middlesex entered into a Voting Agreement with each of the Shareholders. In the Voting Agreements, the Shareholders agreed to vote (or cause to be voted) all shares of Common Stock owned by such Shareholder (the “Shareholder Subject Shares”) in favor of approval of the Merger Agreement, and granted Middlesex and its designees an irrevocable proxy to vote the Shareholder Subject Shares in a manner consistent with the Voting Agreement. Pursuant to the Merger Agreement, Service MHC has agreed to vote (or cause to be voted) all shares of Common Stock owned by Service MHC (the “Service MHC Subject Shares” and together with the Shareholder Subject Shares, the “Subject Shares”) in favor of approval of the Merger Agreement, and granted Middlesex and its designees an irrevocable proxy to vote the Service MHC Subject Shares in a manner consistent with the Merger Agreement. In addition, each Shareholder and Service MHC has agreed that at any meeting of shareholders of the Issuer or at any adjournment thereof or in any other circumstances under which such Shareholder’s or Service MHC’s vote, consent or other approval is sought, such Shareholder and Service MHC will vote (or cause to be voted) the Subject Shares against (i) any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of the Shareholder contained in the Voting Agreement or of Service MHC in the Merger Agreement, as applicable; and (ii) any Acquisition Proposal (as defined in the Merger Agreement) or any other action, agreement or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or materially and adversely affect consummation of the Mid-Tier Merger or any of the transactions contemplated by the Merger Agreement or any of the Shareholder’s obligations under the Voting Agreement or of Service MHC under the Merger Agreement, as applicable (“Unsanctioned Agreements”).

Each Shareholder also agreed, among other things, that such Shareholder will not (i) subject to certain exceptions, sell, assign, transfer, pledge, or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any Shareholder Subject Shares to any person other than pursuant to the Merger Agreement and the Voting Agreement, (ii) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries with respect to, or the making, submission or announcement of, any offer or proposal for an Acquisition Proposal or any Unsanctioned Agreement, (iii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, any Acquisition Proposal or Unsanctioned Agreement, (iv) engage in any discussions with any person with respect to any Acquisition Proposal or Unsanctioned Agreement other than pursuant to the Merger Agreement and the Voting Agreement, (v) approve, endorse or recommend any Acquisition Proposal or

CUSIP No. 81756X 10 3	13D	Page 7 of 16 pages

Unsanctioned Agreement (except to the extent specifically permitted in the Merger Agreement) or (vi) enter into any letter of intent or similar document or any contract contemplating any Acquisition Proposal or transaction contemplated thereby (other than the Merger Agreement) or any Unsanctioned Agreement.

Each Voting Agreement provides that it will terminate upon the earlier of (i) the Mid-Tier Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) the mutual written agreement of the parties to terminate the Voting Agreement. Each Shareholder has the right to terminate his or her Voting Agreement if the Merger Agreement is amended to decrease the Aggregate Merger Consideration (as defined in the Merger Agreement) and the Shareholder provides notice of the election to terminate within 3 Business Days (as defined in the Merger Agreement) of such amendment.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and Voting Agreements that are filed as Exhibits 2.1 and 99.1, respectively, and are incorporated by this reference into this Statement.

Except as set forth in this Statement, the Voting Agreements or the Merger Agreement, neither Middlesex nor, to Middlesex’s knowledge, any person named on Schedule A has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although Middlesex reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a) Based on the representations of the Shareholders made in the Voting Agreements and of Service MHC in the Merger Agreement, Middlesex believes the aggregate number of Subject Shares is 989,539. This figure includes 12,600 shares beneficially owned by the Shareholders as unexercised options to purchase Common Stock, which options, if exercised, would also be subject to the terms and conditions of the Voting Agreements. Based on the representations made by the Issuer in the Merger Agreement, Middlesex believes there are 1,688,233 shares of Common Stock issued and outstanding. Accordingly, by reason of the rights granted to Middlesex under the Voting Agreements and the Merger Agreement, Middlesex may be deemed to have beneficial ownership of 989,539 shares of Common Stock, constituting approximately 58.7% of the shares of Common Stock outstanding. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Middlesex that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. To Middlesex’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b) Pursuant to the Voting Agreements and the Merger Agreement, Middlesex may be deemed to have shared power to vote 989,539 shares of Common Stock. Schedule B, which is attached hereto and incorporated herein by reference, sets forth the following information: (i) the name of each Shareholder who executed a Voting Agreement; (ii) the number of shares

CUSIP No. 81756X 10 3	13D	Page 8 of 16 pages

beneficially owned by each such person as reported to Middlesex by such person; and (iii) to the knowledge of Middlesex, each of their respective present or principal occupations or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted. Based on the representations of Service MHC in the Merger Agreement, Service MHC beneficially owns 907,694 shares of Common Stock. The principal business of Service MHC is as a mutual holding company. Service MHC’s principal executive offices are located at 81 Main Street, Medway, Massachusetts 02053.

During the last five years, neither Middlesex nor, to Middlesex’s knowledge, any person named on Schedule B or Service MHC has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To Middlesex’s knowledge, all persons named in Schedule B to this statement are citizens of the United States. Service MHC is a Massachusetts-chartered mutual holding company.

(c) Except for the Voting Agreements, the Merger Agreement, the transactions contemplated by those agreements and as set forth below, neither Middlesex nor, to Middlesex’s knowledge, any person named on Schedule A or Schedule B or Service MHC has effected any transaction in the Common Stock during the past 60 days.

On September 25, 2008, Edward A. Hjerpe III, an officer of Service, was granted 10,000 shares of restricted Common Stock by Service. On October 28, 2008, each of Mark L. Abbate, Amy Costello and Randal D. Webber, each an officer of Service, was granted 2,000 shares of restricted Common Stock by Service.

(d) To Middlesex’s knowledge, no person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, other than the Shareholders.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 of this Statement, which descriptions are incorporated herein by reference in response to this Item 6, to Middlesex’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 81756X 10 3	13D	Page 9 of 16 pages

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger by and among Issuer, Strata Bank, Service MHC and Middlesex, dated as of December 8, 2008 (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of Service Bancorp, Inc. filed on December 12, 2008, No. 000-24935)

99.1	Form of Voting Agreement (Incorporated by reference to Exhibit 99.1 to the current report on Form 8-K of Service Bancorp, Inc. filed on December 12, 2008, No. 000-24935)

CUSIP No. 81756X 10 3	13D	Page 10 of 16 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIDDLESEX SAVINGS BANK

December 18, 2008
(Date)

/s/ John R. Heerwagen
(Signature)

John R. Heerwagen, President and CEO
Name/Title

CUSIP No. 81756X 10 3	13D	Page 11 of 16 pages

SCHEDULE A

Trustees and Executive Officers of

Middlesex Savings Bank

The following table sets forth the name, business address and present principal occupation or employment of each trustee and executive officer of Middlesex. Each trustee and executive officer is a citizen of the United States. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Middlesex Savings Bank, 6 Main Street, Natick, Massachusetts 01760.

Name of Trustee (1)	Present Principal Occupation or Employment

Peter M. Burke 10 Union Street Natick, Massachusetts 01760	President of B&B Land Corp/Walnut Hill Management Corp

Robert E. Carr	Retired

Arthur J. Chaves 196 West Central Street Natick, Massachusetts 01760	Treasurer & Chief Operating Officer of Coan, Inc.

Robert G. Ciccarelli 100 Bacon Street Natick, Massachusetts 01760	President of Bacon Street Farm

James F. Coleman 12 Howard Road Maynard, Massachusetts 01754	Chief Executive Officer of Power Washer Sales LLC

Betty C. Courtemanche 5 Main Street Natick, Massachusetts 01760	Owner of The Frame Shop & Gallery

Joan M. Craig 5 Virginia Road Natick, Massachusetts 01760	Owner of Craig Consulting LLC

Arthur B. Fair 10 Main Street Natick, Massachusetts 01760	President of Fair & Yeager Insurance Agency, Inc.

CUSIP No. 81756X 10 3	13D	Page 12 of 16 pages

Name of Trustee (1)	Present Principal Occupation or Employment

George F. Fiske, Jr. 20 North Main Street Sherborn, Massachusetts 01770	President of Fiske Capital Management

Carolyn Hatch Flood 40 Stow Street Concord, Massachusetts 01742	Managing Director of Emerson Umbrella

Paul J. Gerry, Jr. 276 Union Avenue Framingham, Massachusetts 01701	Partner at Gray, Gray & Gray

Anisia Gifford-Lundberg 80 Main Street Medfield, Massachusetts 02052	Owner of Anisia Gifford Interiors

Robert M. Greenough	Retired

Janice P. Guy 77 Main Street Hopkinton, Massachusetts 01748	President & Chief Executive Officer of P3I, Inc.

John R. Heerwagen	Chairman, President and Chief Executive Officer of Middlesex Savings Bank

Donald A. Hoyt	Retired

William W. Jackson 78 Junction Square Drive Concord, Massachusetts 01742	President of William Jackson Associates

A. James Lavoie	Retired

Jean H. Lynch 74 West Acton Road Stow, Massachusetts 01775	Owner/Innkeeper of HeathHen Meadow Bed & Breakfast

Richard J. Massarelli 11 Atlantic Avenue South Yarmouth, Massachusetts 02664	Owner of Cape Cod Air Grilles

CUSIP No. 81756X 10 3	13D	Page 13 of 16 pages

Name of Trustee (1)	Present Principal Occupation or Employment

Joann C. McKenna 175 Forest Street Waltham, Massachusetts 02452	Vice President of Enrollment Management at Bentley College

Richard J. Napoli 366 Central Street Acton, Massachusetts 01720	Owner and Treasurer of Idylwilde Farm, Inc.

Raymond L. Page 17 Gibbons Drive Sterling, Massachusetts 01564	Owner/Self Employed CPA

Richard M. Presti 585 Massachusetts Avenue Acton, Massachusetts 01720	President of Chapel Partners, Inc.

Lauren Stiller Rikleen 175 Crossing Boulevard Framingham, Massachusetts 01702	Partner at Bowditch & Dewey, LLP

Carl W. Schnapp	Retired

William G. Wilkinson	Retired

Name of Executive Officer	Present Principal Occupation at Middlesex Savings Bank

John R. Heerwagen	Chairman, President and Chief Executive Officer

Brian D. Lanigan	1st Executive Vice President and Chief Operating Officer

Charles R. Bauer	Executive Vice President and Chief Technology Officer

Karen M. Curtis	Executive Vice President and Director of Human Resources

David G. Falwell	Executive Vice President and Chief Lending Officer

Paul M. Totino	Executive Vice President and Chief Financial Officer

Brian D. Stewart	Senior Vice President and Chief Investment Officer

(1)	Middlesex’s governing body consists of a Board of Trustees, rather than a board of directors.

CUSIP No. 81756X 10 3	13D	Page 14 of 16 pages

SCHEDULE B

Shareholders Party to a Voting Agreement

with Middlesex Savings Bank

The following table sets forth the name, business address and present principal occupation or employment of each Shareholder that has entered into a Voting Agreement with Middlesex in connection with the Merger Agreement and the aggregate number of shares and percentage ownership of Common Stock beneficially owned by each such Shareholder as of December 8, 2008. Except as otherwise indicated below, the business address of each such Shareholder set forth on this Schedule B is: c/o Service Bancorp., Inc., 81 Main Street, Medway, Massachusetts 02053.

Shareholder Party to Voting Agreement	Number of Shares of Common Stock Beneficially Owned*	Percentage of Shares of Service Common Stock Outstanding as of December 8, 2008**
Mark L. Abbate Executive Vice President, Service Bancorp., Inc.	4,500	0.27%

John E. Brabazon Vice President and US Investment Controller John Hancock Financial Services (JHFS) 200 Berkeley Street Boston, Massachusetts 02117	400	0.02%

John J. Burns President and Treasurer of Statewide Realty Management, Inc., Black Brook Realty Corporation, and Brierly Pond Realty Corp 17 Main Street Hopkinton, Massachusetts 01748	400	0.02%

Amy Costello Executive Vice President Service Bancorp., Inc.	5,275	0.31%

Richard Giusti Retired	11,125	0.66%

CUSIP No. 81756X 10 3	13D	Page 15 of 16 pages

Shareholder Party to Voting Agreement	Number of Shares of Common Stock Beneficially Owned*	Percentage of Shares of Service Common Stock Outstanding as of December 8, 2008**
Edward A. Hjerpe III Interim Chief Executive Officer Service Bancorp., Inc.	10,000	0.60%

Kenneth C.A. Isaacs Registered Investment Advisor and Private Trustee 76 Bedford Road, Suite 28 Lexington, Massachusetts 02420	17,125	1.02%

Paul V. Kenney Partner Kenney and Kenney 181 Village Street Medway, Massachusetts 02053	3,200	0.19%

Stephen B. Lincoln, Jr. Senior Vice President Dean Foods Northeast LLC and Garelick Farms Rt. 140 Franklin, Massachusetts 02038	200	0.01%

Eugene R. Liscombe Partner Liscombe & Parrella, P.C. 1000 Franklin Village Drive, Suite 307 Franklin, Massachusetts 02038	1,900	0.11%

Lawrence E. Novick Tax planner and preparer, Financial Services Advisor and Stockbroker 747 Washington Street Holliston, Massachusetts 01746	7,125	0.42%

David L. Porter President Childs Engineering Corporation 541 Main Street, Medfield, Massachusetts 02052	400	0.02%

CUSIP No. 81756X 10 3	13D	Page 16 of 16 pages

Shareholder Party to Voting Agreement	Number of Shares of Common Stock Beneficially Owned*	Percentage of Shares of Service Common Stock Outstanding as of December 8, 2008**
Kelly A. Verdolino Manager of Customer Service Old Colony Foods, Inc. 89 Main Street, Suite 212 P. O. Box 658 Medway, Massachusetts 02053	16,195	0.97%

Randal D. Webber Executive Vice President, Service Bancorp., Inc.	4,000	0.24%

*    Includes options to purchase an aggregate of 12,600 shares of Common Stock held by Shareholders.

**  As represented by the Issuer in the Merger Agreement described in Items 3 and 4 above.